SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        ✓        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

I. Retirement of Shares

1. Number and class of shares to be retired	Common shares	1,666,700
	Preferred shares	—
2. Total number of issued shares	Common shares	275,202,400
	Preferred shared	—
3. Par value per share (Won)		5,000
4. Aggregate amount of shares scheduled to be repurchased for retirement (Won)		75,001,500,000
5. Scheduled period of share repurchase for retirement	From	June 23, 2008
	To	September 19, 2008
6. Method of share repurchase		Market purchase
7. Scheduled date of share retirement		—
8. Securities firms designated to repurchase shares to be retired		Daewoo Securities, Woori Securities
9. Date of board resolution		June 18, 2008
- Attendance of outside directors	Present	seven
	Absent	—
- Attendance of auditors		present
10. Other matters to be considered

a) Aggregate amount of shares scheduled to be repurchased for retirement: The aggregate amount is calculated assuming Won 45,000 per share, the closing price of the shares on June 17, 2008, and is therefore subject to change.

b) Scheduled date of share retirement: The shares are scheduled to be retired promptly after completion of the share repurchase.

c) Daily order limit: 168,682 shares

II. Investment in Company

1.	Details of Company

A.	Name: KT IT Service(tentatively named)

B.	Representative director: pending

C.	Total equity (Won): 12,000,000,000

D.	Total number of shares issued: -

E.	Business area: Management, supply and advisory services of information technology systems

2.	Details of investment

A.	Number of shares acquired: -

B.	Total amount invested (Won): 9,600,000,000

C.	Shareholder’s equity: 8,612,280,267,866

D.	Percentage of investment compared to shareholders’ equity(%): 0.11

3.	Number of shares owned by KT Corporation and shareholding ratio after investment

A.	Number of shares owned: -

B.	Shareholding ratio: 80%

4.	Acquisition method: Cash payment

5.	Purpose of investment: Investment for the acquisition of an IT professional organization

6.	Scheduled date of acquisition: July 31, 2008

7.	Date of board resolution: June 18, 2008

A.	Attendance of outside directors : seven

B.	Attendance of auditors: attended

8.	Others matters to be considered

A.	Matters pertaining to shares such as number of shares issued will be fixed in the process of incorporation.

B.	Once the tentatively named ‘KT IT Service’ is incorporated the employee stock association will acquire ownership of the company, within 5% of the total ownership.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 19, 2008

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director